UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 3)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On August 23, 2023, the Board of Directors of Wearable Devices Ltd. (the “Company”) approved an increase in the number of ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) reserved for issuance under the Company’s 2015 Share Option Plan (the “Share Option Plan”) by 931,139 from 1,884,687 to 2,815,826 (the “Share Option Increase”). The First Amendment to the Share Option Plan, giving effect to the Share Option Increase, is attached hereto as Exhibit 10.1.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-269869), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	First Amendment to Wearable Devices Ltd. 2015 Share Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 30, 2023	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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